Exhibit d 2 s

THE MAINSTAY FUNDS

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 1st day of July (the “Amendment”), between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Madison Square Investors LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the parties hereto have entered into a Subadvisory Agreement, dated January 1, 2009 (the “Agreement”); and

WHEREAS, the parties hereby wish to amend the Agreement to reflect the addition of MainStay International Equity Fund.

NOW, THEREFORE, the parties agree as follows:

Effective July 1, 2011, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest: /s/ Kevin M. Bopp____	By: /s/ Stephen P. Fisher____
Name: Kevin M. Bop	Name: Stephen P. Fisher
Title: Vice President & Assistant General Counsel	Title: Senior Managing Director

MADISON SQUARE INVESTORS LLC

Attest: /s/ Nelida Bobe____	By: /s/ Michael Maquet____
Name: Nelida Bobe	Name: Michael Maquet
Title: 2nd Vice President	Title: Chief Executive Officer

SCHEDULE A

(As of July 1, 2011)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

Fund	Annual Rate
Common Stock Fund *	0.275% up to $500 million; 0.2625% from $500 million to $1 billion; and 0.250% in excess of $1 billion
Equity Index Fund* International Equity Fund*	0.125% up to $1 billion; 0.1125% from $1 billion to $3 billion; and 0.100% in excess of $3 billion 0.45% on assets up to $500 million; and 0.425% on assets in excess of $500 million

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, the Manager has either contractually or voluntarily agreed to waive a portion of each Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class’ total ordinary operating expenses do not exceed certain amounts. These waivers or reimbursements may be changed with Board approval. To the extent NYLIM has agreed to waive its management fee or reimburse expenses, Madison Square Investors LLC, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.